September 24, 2015

VIA EDGAR

Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
File Nos. 811-09913 and 333-36074

Dear Mr. Cowan:

Below are responses to your comments, which we discussed on August 26, 2015, regarding Post-Effective Amendment No. 63 (the “Amendment”) to the AIM Counselor Series Trust’s (Invesco Counselor Series Trust’s) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and is scheduled to go effective September 30, 2015. The purpose of the Amendment is to register a new fund, Invesco Short Duration High Yield Municipal Fund (the “Fund”). These comments and responses apply to Class A, C, Y and R5 Shares of the Fund. Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.

SUMMARY PROSPECTUS

Fees and Expenses of the Fund (p. 1)

1.	Comment: Footnote 1 of the Shareholder Fees table is not permitted pursuant to Item 3 of Form N-1A.

Response: Invesco has received disparate comments from SEC examiners on this issue. Previously, on September 4, 2014, we received a comment from our assigned examiner, Ms. Stephanie Hui, to add such footnote. The comment was in connection with Ms. Hui’s review of a 485(a) that was filed on July 16, 2014 (Accession Number: 0001193125-14-270364) for AIM Investment Funds (Invesco Investment Funds), for the purpose of registering Invesco Unconstrained Bond Fund. Ms. Hui’s comment was: “The Shareholder Fees table does not indicate any circumstances under which a share class may be subject to a contingent deferred sales charge, include, if applicable, disclosure regarding when a shareholder will be subject to a contingent deferred sales charge.” Invesco’s response was:

There are certain circumstances under which a shareholder may, at the time of redemption, be subject to a contingent deferred sales charge. The Registrant will add the following footnote after the table that describes the fees and expenses that a shareholder will pay if it buys and holds shares of the Fund.

“A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information – Contingent Deferred Sales Charges (CDSCs).””

Accordingly, in an effort to maintain consistent disclosure across the Invesco fund complex, we intend to leave the disclosure in the registration statements for all Invesco funds, including the Fund, as this provides more information to shareholders.

2.	Comment: With respect to Footnote #3 to the Shareholder Fees table, briefly describe the expenses that are excluded and discussed in the Statement of Additional Information.

Response: The following operating expenses are excluded from the fee waiver and/or expense reimbursement agreement discussed in Footnote #3 to the Shareholder Fees table: interest, taxes, dividend expense on short sales, extraordinary or non-routine items, including litigation expenses, and expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement, if applicable.

Principal Investment Strategies of the Fund (p. 1)

3.	Comment: Under the first paragraph, second sentence of this section, disclosure indicates that the 80% investment requirement is a fundamental policy of the Fund and may not be changed without shareholder approval of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act. Consider deleting the second sentence in this paragraph as it is not required and is in Item 9 of the statutory prospectus.

Response: Registrant has deleted the sentence, as requested.

4.	Comment: Under the first paragraph, last sentence of this section, disclosure indicates that in complying with the 80% investment requirement, the Fund may invest in derivatives and other instruments that have economic characteristics similar to the Fund’s direct investments that are counted toward the 80% investment requirement. Pursuant to Rule 35d-1, please confirm that the 80% investment requirement is based on the Fund’s assets and that notional value is not being used.

Response: Registrant confirms that the 80% investment requirement is based on assets.

5.	Comment: Under the second paragraph of this section, disclosure indicates municipal securities include debt obligations of states, territories or possession of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which is exempt from federal income tax, at the time of issuance, in the opinion of bond counsel or other counsel to the issuers of such securities. If the Fund will significantly invest in municipal securities in Puerto Rico, please include a statement to this effect.

Response: Registrant has confirmed that the Fund does not currently intend to invest significantly in municipal securities issued in Puerto Rico.

6.	Comment: In the second to last paragraph of this section, disclosure indicates the Fund will attempt to maintain a dollar-weighted average portfolio duration of less than five years. Short duration does not exceed 3 years. Please revise duration from less than five years to less than three years.

Response: In consulting with our portfolio managers and the product development group regarding the SEC staff’s (the “Staff’s”) comment that “short duration” should mean less than 3 years, the portfolio managers and product development group acknowledged that this was true for taxable funds.

For tax-free (or municipal) funds, however, the debt issuances tend to have a longer duration. Accordingly, what is short in the taxable securities universe is not the same as what is short in the tax-free securities universe. In the tax-free universe of securities, “short” typically is considered between 4.5 and 5.5 years. As noted below, at least two of the competitor funds in the tax-free universe that use “short” in their names expressly state their duration as 4.5 years:

Nuveen Short Duration High Yield Municipal Bond Fund’s disclosure provides: “Under normal market conditions, the Fund will generally maintain an investment portfolio with a weighted average effective duration of less than 4.5 years.” Further, Prudential Short Duration Muni High Income Fund’s disclosure provides: “the Fund generally intends to maintain an investment portfolio with a weighted average duration of 4.5 years or less.”

Please note that, especially in the high yield space, municipal bonds generally have longer maturities (and durations) than taxable bonds, so we believe that for municipal bonds, 5 years is considered “short duration,” especially when you consider the duration relative to and within the municipal bond universe.

For the foregoing reasons, Registrant respectfully declines to revise the dollar-weighted average portfolio duration of the Fund.

Management of the Fund (p. 4)

7.	Comment: Please clarify the “Length of Service on the Fund” caption in the table.

Response: Item 5(b) of Form N-1A requires the name, title and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant believes it is in compliance with Form N-1A by providing the year the portfolio manager began managing the Fund and uses this approach in all other prospectuses in the Invesco fund complex.

STATUTORY PROSPECTUS

Investment Objective(s), Strategies, Risks and Portfolio Holdings – Objective(s) and Strategies (p. 5)

8.	Comment: Please define duration in the 18th paragraph found under Objective(s) and Strategies.

Response: The following definition of duration has been added to the prospectus: “Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. As duration increases, volatility increases as applicable interest rates change.”

STATEMENT OF ADDITIONAL INFORMATION

Total Return Swaps (p. 43)

9.	Comment: The Fund discloses that it may engage in transactions involving total return swaps. The question was asked if Invesco had received comments in the past regarding the need to segregate assets when utilizing total return swaps or any other type of swaps. When the Fund does engage in swaps, including total return swaps, it must set aside an appropriate amount of segregated assets.

Response: [Similar comments were received on March 10, 2015 in connection with the review of a 485(a) that was filed on February 9, 2015 (Accession Number: 0001193125-15-039140) for AIM Variable Insurance Funds (Invesco Variable Insurance Funds)]. The Registrant believes that the Fund’s asset coverage policy with respect to swap transactions that are contractually required to cash-settle is reasonable and consistent with the principles underlying SEC and Staff guidance with respect to Section 18 of the 1940 Act. The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or its Staff prescribing a specific asset coverage approach for swaps. The SEC recognized in its August 2011 concept release with respect to the use of derivatives by investment companies that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC Staff. The concept release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011). The Registrant believes that, in the absence of formal guidance in this area and in light of what appears to be common practice with respect to these types of instruments, it is reasonable to segregate the Fund’s daily mark-to-market obligations, rather than the notional value, in connection with swap transactions that are contractually required to cash-settle.

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filing.

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-1968 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen Rimes
Stephen Rimes
Assistant General Counsel